

February 23, 2024

Salman Khan
Chief Financial Officer
Marathon Digital Holdings, Inc.
101 NE Third Avenue, Suite 1200
Fort Lauderdale, FL 33301

>   **Re: Marathon Digital Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2023**
>   **File No. 001-36555**

Dear Salman Khan:

We have reviewed your February 16, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 2, 2024 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements
Note 4 - Revenue From Contracts With Customers, page 11

1. In your Operator revenue policy, the statement in the third bullet that "Contract inception occurs at the same point in time the Company validates a block" as well as the last two bullets appear to be repetitive considering your other revised disclosures. Please remove these statements and consider disclosing that the transaction price is fixed as of the inception of each individual contract in the paragraph discussing the measurement of noncash consideration.

2. We note your proposed revisions in response to prior comment 9. In your Participant revenue policy, please further elaborate on the description of the payout formulas to address the following:

- Clarify how daily earnings are calculated from midnight-to-midnight UTC time without double-counting contracts occurring at 24:00 UTC. Revise to disclose, if true, that the measurement period for the underlying variables used to calculate the payout is for the 24-hour period beginning at midnight UTC daily. Also revise to describe the measurement period for the underlying variables used to calculate the payout from third-party mining pools that pay rewards only when the pool successfully validates a block; and

- Describe each of the components of the FPPS and PPS payout formulas and how they are computed, including a description of the computation of the block reward, transaction fee, and pool fee inputs, as applicable. Clarify, if true, that the PPS calculation of the block reward is the same as the FPPS calculation of the block reward. Provide a similar description of the inputs to how your fractional share of the successfully mined block and transaction fees are computed for third-party mining pools that pay rewards only when the pool successfully validates a block.

3. You indicate that your Participant revenue policy is to aggregate the individual contracts that renew multiple times throughout the day in a 24-hour period. Please revise as not to imply that your contracts are combined based on the guidance in ASC 606-10-25-9.

4. We note your proposed revised disclosures in response to prior comment 13. As previously requested, please revise your Participant revenue policy to reference in your disclosure the threshold for application of the constraint for variable consideration articulated in ASC 606-10-32-11. In this regard, your proposed revised disclosures indicate that variable consideration is not constrained because amounts are determined and settled by the pool operator within one day of completing the contract so you have the ability to estimate the variable consideration with reasonable certainty. Revise to indicate, if true, that the variable consideration is estimated and it is not constrained because it is probable that a significant reversal in the amount of revenue recognized from the contract will not occur when the uncertainty is subsequently resolved.

5. In your proposed revised Participant revenue policy when you participate in third-party mining pools that pay rewards only when the pool successfully mines a block, you indicate that noncash consideration varies based upon whether the third-party mining pool successfully validates a block. Revise to also indicate the formula inputs that create variability in the amount of noncash consideration.

6. In your proposed revised Participant revenue policy when you participate in third-party mining pools that pay rewards only when the pool **successfully mines a block**, you indicate that you determined that variable consideration is not constrained. You previously represented to us and disclosed that, upon the performance of hash calculations, the transaction consideration remained variable and could not be reliably estimated without risk of significant revenue reversal until the pool operator successfully mined a block and, therefore, variable consideration was constrained until the block was won, at which point in time, the constraint was lifted. Please clarify whether variable consideration is

constrained when you participate in third-party mining pools that pay rewards only when the pool successfully mines a block. If not, please provide a comprehensive analysis of the basis for the change in your determination.

7. We note your proposed revised disclosures in your Participant revenue policy in response to prior comment 11 indicating that you measure noncash consideration on the date of contract inception (when you commence providing hash calculation services) based on the simple average daily spot rate of bitcoin. As previously requested, please clarify in your disclosure whether this average is computed using the spot prices on the same day of contract inception. That is, revise to state, if true, that the estimated fair value of noncash consideration is measured using the simple average daily spot rate of bitcoin on the date of contract inception. In addition, in regard to noncash consideration measurement, rather than stating that the date of contract inception is *when* you commence providing hash calculation services, please revise to clarify that the date of contract inception is *the day* you commence providing hash calculation services. Refer to the guidance in ASC 606-10-32-21 indicating that the estimated fair value of the noncash consideration should be measured on the date of contract inception.

8. In response to prior comment 12, you indicate that the change in how noncash consideration is measured for your participation in pools that only pay rewards when the pool successfully mines a block would not have a material impact on your results of operations based on the immateriality of revenue from such pools. Please revise to disclose the error, how you are addressing the error, and the impact of the change on results of operations.

9. In response to prior comment 14, we note your proposed revised disclosures in your Participant revenue policy indicating that you recognize noncash consideration within a 24-hour period that control of the contracted service transfers to the mining pool operator. Clarify whether "within a 24-hour period" is the same day that control is transferred or the day after control is transferred. That is, tell us and disclose whether revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception. In this regard, you previously represented to us in your October 12, 2023 response to comment 2 that revenue is recognized at the point in time that the block is won for mining pools that pay rewards only when the pool successfully mines a block or over the period that hash rate is being contributed for mining pools that pay rewards based on a contractual formula. Please clarify when revenue is recognized and how that relates to the date on which control of the contracted service transfers and the date of contract inception.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Zabi Nowaid